

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

October 10, 2018

Van A. Dukeman
President and Chief Executive Officer
First Busey Corporation
100 W. University Ave.
Champaign, IL 61820

> **Re: First Busey Corporation**
> **Registration Statement on Form S-4**
> **Filed October 5, 2018**
> **File No. 333-227705**

Dear Mr. Dukeman:

This is to advise you that we have not reviewed and will not review your registration statement.

Please refer to Rules 460 and 461 regarding requests for acceleration. We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

Please contact David Gessert at 202-551-2326 with any questions.

Sincerely,

Division of Corporation Finance
Office of Financial Services